VentureTech, Inc.
                          11480 Sunset Hills Road
                                Suite 110E
                          Reston, Virginia 22090

                             February 11, 1997



William Tolbert
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3-7
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  VentureTech, Inc.
          Withdrawal of Registration Statement on Form S-1
          File No. 333-7113

Dear Mr. Tolbert:

     Please be advised that VentureTech, Inc. (the "Company") hereby requests withdrawal of its registration statement on Form S-1 as referenced above and all amendments thereto pursuant to the provisions of Rule 477 promulgated under the Securities Act of 1933, as amended, and per the power established by Rule 478 of said Act.

     It is believed to be in the best interest of the Company to withdraw its registration statement due to the Commission's request to restructure the nature of the offering as it relates to the Company's private funding. The Company believes that by withdrawing its registration statement, it will have greater flexibility to enter into new arrangements concerning its business and private funding. The Company continues to negotiate with its private investors and may subsequently file a new registration statement.

     No securities have been sold or issued pursuant to or in reliance upon the registration statement or the Company's prospectus which is part of the registration statement. Also, the Company did not realize any proceeds from the registration statement.

     Inquiries regarding the Company should be directed to our counsel, Leonard E. Neilson, 1121 East 3900 South, Suite C-200,
Salt Lake City, Utah 84124, telephone (801) 288-2855, and fax (801)
288-2850.

                                   VentureTech, Inc.



                              By:  Kenneth Fitzpatrick
                                        (Signature)
                              Kenneth F. Fitzpatrick, President

cc:  Ellie Quarles and Letty Lynn